

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

<u>Via E-mail</u>
Mr. Peter J. Lee
Chief Financial Officer
Golden River Resources Corporation
Level 8, 580 St Kilda Road Melbourne
Victoria, 3004
Australia

> **Re: Golden River Resources Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed November 28, 2014**
> **File No. 000-16097**

Dear Mr. Lee:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Tia L. Jenkins

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining